Filed pursuant to Rule 433
Dated May 8, 2013

Relating to
Pricing Supplement No. 803 dated May 8, 2013 to
Registration Statement No. 333-178081

Global Medium-Term Notes, Series H

AUD Fixed Rate Senior Registered Notes Due 2018

Issuer:	Morgan Stanley
Principal Amount:	AUD 700,000,000
Maturity Date:	November 16, 2018
Trade Date:	May 8, 2013
Original Issue Date (Settlement):	May 16, 2013 (T+6)
Interest Accrual Date:	May 16, 2013
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.30%
All-in Price:	99.70%
Net Proceeds to Issuer:	AUD 697,900,000
Interest Rate:	4.75% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each May 16 and November 16, commencing November 16, 2013
Day Count Convention:	Actual/Actual (ICMA)
Specified Currency:	Australian Dollars (“AUD”)
Minimum Denomination:	AUD 1,000 and integral multiples of AUD 1,000 in excess thereof
Business Days:	New York and Sydney
Benchmark:	Semi/Quarterly Asset Swap
Re-Offer Yield:	4.75% semi-annual
Re-Offer Spread to Benchmark:	+ 156.5 bps
Re-Offer Spread to ACGB:	ACGB 5.25% March 19 + 194 bps
ISIN:	XS0932235194
Common Code:	093223519
Form:	Registered; issued under the Classic Safekeeping Structure
Issuer Ratings:	Baa1 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Negative / Negative / Stable / Negative / Negative)
Minimum Purchase; Selling Restrictions:
The subscription and purchase price for offers made in, to or from Australia must be at least AUD 500,000 disregarding moneys lent by the offeror or its associates (or the offer for the issue or sale of the notes must otherwise not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia (“Corporations Act”)).
No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the program or the notes has been lodged with, or registered by, the Australian Securities and Investments Commission (“ASIC”). Each agent has represented and agreed, or will represent and agree, that it:
(a)           has not made or invited, and will not make or invite, an offer of the notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and
(b)           has not distributed or published, and will not distribute or publish, the prospectus, prospectus supplement, pricing supplement or other offering material or advertisement relating to the notes in Australia, unless:
(i)           the aggregate consideration payable by each offeree is at least AUD 500,000 (or its equivalent in an alternate currency) (and in either case, disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Parts 6D.2 or Part 7.9 of the Corporations Act;
(ii)           such action complies with all applicable laws, regulations and directives;
(iii)           the offer or invitation does not constitute an offer to a person who is a “retail client” for the purposes of section 761G of the Corporations Act; and
(iv)           such action does not require any document to be lodged with ASIC.
Please see additional selling restrictions in “Plan of Distribution (Conflicts of Interest)” in the Prospectus Supplement dated November 21, 2011.

Agents:
Morgan Stanley & Co. International plc (“MSIP”), Australia and New Zealand Banking Group Limited and such other agents as shall be named in the above-referenced Pricing Supplement.  MSIP is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through Morgan Stanley & Co. LLC (“MS&Co.”).  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.  Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated November 21, 2011
Prospectus Dated November 21, 2011